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Exhibit 99.6

Monterey Bay Bancorp, Inc.
567 Auto Center Drive
Watsonville, California 95076

May    , 2003

To: Stockholders of Monterey Bay Bancorp, Inc.:

Enclosed for your attention are two envelopes, one of which is WHITE and the other GREEN. They contain important information about your rights as a stockholder of Monterey Bay Bancorp, Inc. in the transaction briefly described below.

WHITE ENVELOPE    WHITE ENVELOPE    WHITE ENVELOPE

•	The boards of directors of UnionBanCal Corporation, Union Bank of California, N.A., Monterey Bay Bancorp, Inc. and Monterey Bay Bank have agreed on a merger, which would result in Monterey Bay Bancorp, Inc. and Monterey Bay Bank merging with and into Union Bank of California, N.A., a wholly-owned subsidiary of UnionBanCal Corporation, with Union Bank of California, N.A. being the surviving entity.
•
Monterey Bay Bancorp, Inc. will hold a special stockholders' meeting to consider and vote on the merger proposal. The transaction is described in the enclosed proxy statement/prospectus (in WHITE envelope). Please carefully read the proxy statement/prospectus.
•
As soon as possible, please complete, date, sign and return the enclosed proxy card (in WHITE envelope). An envelope is enclosed for your convenience in returning the proxy card (in WHITE envelope). If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card. The proxy may be revoked at any time prior to its exercise.

GREEN ENVELOPE    GREEN ENVELOPE    GREEN ENVELOPE

•	In the merger, each of your shares of Monterey Bay Bancorp, Inc. outstanding at the closing of the merger will be converted into the right to receive merger consideration with an estimated value of between $25.27 and $27.18. The determination of the actual value of the merger consideration is described in detail in the enclosed proxy statement/prospectus.
•
You are entitled to indicate, subject to proration and other factors described in the proxy statement/prospectus, your preference of receiving merger consideration for each of your shares in cash or a fraction of a share of UnionBanCal Corporation common stock.
•
To indicate your preference, complete the enclosed letter of transmittal/election form (in GREEN envelope) and return it along with your Monterey Bay Bancorp, Inc. stock certificate(s) as described in the letter of transmittal/election form (in GREEN envelope). An envelope is enclosed for your convenience in returning these materials (in GREEN envelope).
•
Computershare Trust Company of New York, the exchange agent, must receive your stock certificates and your properly completed letter of transmittal/election form by 5:00 p.m. Eastern Time on [ ], 2003 in order for your choices as to the form of consideration you prefer to be considered with those of the other stockholders.

If you have any questions regarding this material, please contact the Information Agent as follows:

MacKenzie Partners, Inc.
 CALL TOLL-FREE (800) 322-2885
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com

                      Sincerely,

                      C. Edward Holden
                       President and Chief Executive Officer

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  Exhibit 99.6
Monterey Bay Bancorp, Inc. 567 Auto Center Drive Watsonville, California 95076